UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

VIVUS, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Jeffrey D. Marell
Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
212-373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,007,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,007,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928551100	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,024,623
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,024,623
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 982,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 982,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 928551100	SCHEDULE 13D	Page 6 of 11

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by VIVUS, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1172 Castro Street, Mountain View, California 94040.

Item 2.  Identity and Background.

The persons filing this statement are Sarissa Capital Management LP (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”), Sarissa Capital Domestic Fund LP (“Sarissa Domestic”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Domestic and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to certain private investment funds, including Sarissa Domestic and Sarissa Offshore (collectively, the “Sarissa Funds”).  The ultimate general partner of each of Sarissa Capital, Sarissa Domestic and Sarissa Offshore is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 2,007,099 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $26.6 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares with the belief that the Shares were undervalued.

On May 22, 2013, Dr. Denner entered into an agreement (the “Nomination Agreement”) with First Manhattan Co. (“FMC”), a beneficial owner of 9,706,976 Shares (the “FMC Shares”), pursuant to which, among other things, Dr. Denner agreed to become a member of the slate of directors to be nominated to the Issuer’s board by an affiliate of FMC at the Issuer’s upcoming annual meeting (the “Annual Meeting”).  The Nomination Agreement also provides that the Reporting Persons will not dispose of any Shares prior to the conclusion of the Annual Meeting.  The Reporting Persons intend to participate in the solicitation of proxies by FMC and certain of its affiliates in respect of the Annual Meeting.

CUSIP No. 928551100	SCHEDULE 13D	Page 7 of 11

The description of the Nomination Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Nomination Agreement, a copy of which is filed with this Schedule 13D as Exhibit 2 hereto.

The Reporting Persons may, from time to time and at any time, subject to the terms of the Nomination Agreement: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

NEITHER THE NOMINATION AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION OF PROXIES FROM THE STOCKHOLDER OF THE ISSUER.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,007,099 Shares representing approximately 1.99% of the Issuer's outstanding Shares (based upon the 100,665,029 Shares stated to be outstanding as of April 23, 2013 by the Issuer in the Issuer’s Form 10−Q for the quarterly period ended March 31, 2013).

(b) For purposes of this Schedule 13D:

Sarissa Domestic has sole voting power and sole dispositive power with regard to 982,476 Shares.  Sarissa Offshore has sole voting power and sole dispositive power with regard to 1,024,623 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,007,099 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,007,099 Shares held by the Sarissa Funds.

In addition, by virtue of the Nomination Agreement, the Reporting Persons, together with FMC and certain of its affiliates and certain of their other nominees to the Issuer’s board, may be deemed to be a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act.  Collectively, the "group" may be deemed to beneficially own 12,006,203 Shares, representing 11.9% of the outstanding Shares.  The Reporting Persons each disclaim beneficial ownership of the FMC Shares and the Shares beneficially owned by such other nominees.  The security interests reported in this Schedule 13D do not include the FMC Shares or the Shares beneficially owned by such other nominees.

CUSIP No. 928551100	SCHEDULE 13D	Page 8 of 11

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on May 23, 2013. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Domestic	May 8, 2013	4,161	13.10
Sarissa Domestic	May 9, 2013	84,438	13.10
Sarissa Domestic	May 10, 2013	87,180	12.88
Sarissa Domestic	May 14, 2013	171,325	13.68
Sarissa Domestic	May 15, 2013	48,950	13.03
Sarissa Domestic	May 16, 2013	74,190	12.42
Sarissa Domestic	May 17, 2013	48,950	12.38
Sarissa Domestic	May 20, 2013	116,514	12.90
Sarissa Domestic	May 21, 2013	53,068	13.19
Sarissa Domestic	May 22, 2013	293,700	13.61

Sarissa Offshore	May 8, 2013	4,339	13.10
Sarissa Offshore	May 9, 2013	88,060	13.10
Sarissa Offshore	May 10, 2013	90,920	12.88
Sarissa Offshore	May 14, 2013	178,675	13.68
Sarissa Offshore	May 15, 2013	51,050	13.03
Sarissa Offshore	May 16, 2013	77,373	12.42
Sarissa Offshore	May 17, 2013	51,050	12.38
Sarissa Offshore	May 20, 2013	121,512	12.90
Sarissa Offshore	May 21, 2013	55,344	13.19
Sarissa Offshore	May 22, 2013	306,300	13.61

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Nomination Agreement and as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

1	Joint Filing Agreement of the Reporting Persons.
2	Nomination Agreement.

CUSIP No. 928551100	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2013

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Seth Platt
Name: Seth Platt
Title: Chief Operating Officer & Chief Compliance Officer

SARISSA CAPITAL DOMESTIC FUND LP

By:	Sarissa Capital Fund GP LP, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By:	Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner

CUSIP No. 928551100	SCHEDULE 13D	Page 10 of 11

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of VIVUS, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of May, 2013.

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Seth Platt
Name: Seth Platt
Title: Chief Operating Officer & Chief Compliance Officer

SARISSA CAPITAL DOMESTIC FUND LP

By:	Sarissa Capital Fund GP LP, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By:	Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

/s/ Alexander J. Denner
Alexander J. Denner

CUSIP No. 928551100	SCHEDULE 13D	Page 11 of 11

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

SARISSA CAPITAL MANAGEMENT LP
SARISSA CAPITAL DOMESTIC FUND LP
SARISSA CAPITAL OFFSHORE MASTER FUND LP

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer
Richard Mulligan, Ph.D.	Senior Managing Director
Mayu Sris	Managing Director
Mark DiPaolo	General Counsel
Seth Platt	Chief Operating Officer and Chief Compliance Officer

EXHIBIT 2
First Manhattan Co.
399 Park Avenue
New York, New York 10022

May 22, 2013

Dr. Alexander J. Denner, Ph.D.
c/o Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830

Dear Dr. Denner:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of an affiliate of the undersigned (the "Nominating Party"), to stand for (i) election as a director of Vivus, Inc. (the "Company") in connection with a proxy solicitation (the "Proxy Solicitation") to be conducted by the undersigned and certain other parties or the Company in respect of the 2013 annual meeting of stockholders of the Company expected to be held in June 2013 (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting") or (ii) appointment or election by other means.  You further agree to serve as a director of the Company if so elected or appointed.  The undersigned agrees on behalf of the Nominating Party to pay the costs of the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected or appointed, as a director of the Company if such nominee later changes his mind and determines not to serve on the Slate or, if elected or appointed, as a director of the Company.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected or appointed, as a director of the Company.  In that regard, you are being supplied with a questionnaire (the "Questionnaire") in which you will provide the undersigned with information necessary for the Nominating Party to make disclosure required by the bylaws or any other applicable documents of the Company to the Company and to use in creating the Proxy Solicitation materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation.  You also agree to provide us any additional information necessary for the Nominating Party to make appropriate disclosure to the Company and to use in creating the proxy materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation ("Supplemental Information").

You agree that you will (i) promptly complete and sign the Questionnaire and return a hardcopy of it, (ii) your responses in the Questionnaire will be true, complete and correct in all respects, and (iii) you will provide any additional information as may be requested by the undersigned.  In addition, you agree that, concurrently with your execution of this letter, you will execute and return the attached instrument confirming that you consent to being nominated for election as a director of the Company and, if elected, consent to serving as a director of the Company.  Upon being notified that we have chosen you, we may forward your consent and your

1

completed Questionnaire (and/or summaries thereof) to the Company, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter.  Furthermore, you understand that we may elect, at our election and expense, to conduct a background and reference check on you and you agree to complete any and all necessary authorization forms or other documents required in connection therewith.

You further agree that until the conclusion of the Annual Meeting (i) you will (x) and will cause your agents, representatives and affiliates to, treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature and (y) accept responsibility for any disclosure, publication or other use of such information by you and your agents, representatives and affiliates; (ii) you will not, and will cause your agents, representatives and affiliates not to, issue or otherwise make any public statement or any other form of public communication relating to the Company or the Proxy Solicitation without the prior approval of the undersigned, in each case, other than (A) in response to any inquiry or public statement, provided that (x) any such statement or form of communication made by you relating to the Company or the Proxy Solicitation will be substantially consistent with the plans and proposals of, and your prior discussions with, the Nominating Party, (y) to the extent you are provided with sufficient time to respond to an inquiry or public communication, you will use reasonable efforts to consult with the undersigned in connection with any such statement or form of communication by you in response thereto, and (z) you will obtain prior approval from the undersigned of any such statement or form of communication made by you relating to the Nominating Party other than with respect to its plans or proposals for the Company including the Proxy Solicitation, or (B) as may be required by any applicable law (based on the advice of your legal counsel); (iii) you will not, and will cause your agents, representatives and affiliates not to, dispose of any Securities of the Company without the prior approval of the undersigned, which approval shall not be unreasonably withheld or delayed and (iv) you will not, and will cause your agents, representatives and affiliates not to, acquire any Securities of the Company which would cause you, the Nominating Party and the other members of the Slate (and each of the foregoing person’s respective affiliates) to collectively beneficially own 15% or more of the outstanding equity securities of the Company or to otherwise become an “Acquiring Person” or be subject to similar consequences under any poison pill currently in place or hereafter adopted by the Company, in each case, without the prior approval of the undersigned, which approval shall not be unreasonably withheld or delayed.  For purposes of the forgoing sentence, “Securities” shall mean equity securities of the Company, options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company.

The undersigned agrees on behalf of the Nominating Party that the undersigned will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding with a third party, and any appeal thereof, (i) relating to your role as a nominee for director of the Company on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation.  Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and

2

subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the undersigned is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of the Company, if you are elected or appointed.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, upon your delivery of notice with respect to any such claim, the undersigned shall have the option, at any time, to  assume control of the defense of such claim with counsel chosen by the undersigned.  The undersigned shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent.  However, the undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected or appointed to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Company and to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and the undersigned that governs the decisions which you will make as a director of the Company.

This letter and the attached consent set forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

3

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

FIRST MANHATTAN CO.

By:	First Manhattan LLC, General Partner

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

Agreed to and accepted as of the date first written above:

/s/ Alexander J. Denner
Name: Alexander J. Denner

4

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Vivus, Inc. (the "Company") in the proxy statement and proxy card to be filed with the Securities and Exchange Commission (the "SEC") and distributed to stockholders of the Company by First Manhattan Co. and certain of its affiliates and other persons (collectively, "FMC") or the Company and in other materials in connection with the solicitation of proxies by FMC from stockholders of the Company to be voted at the 2013 Annual Meeting of Stockholders of the Company (including any adjournment or postponement thereof or any special meeting held in lieu thereof), and further consents to serving as a director of the Company, if elected or appointed.

Dated:  May 23, 2013

/s/ Alexander J. Denner
Alexander J. Denner